

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 21, 2017

<u>Via E-mail</u>
Mr. Steven Hill
Principal Financial and Accounting Officer, Investment Pools
PowerShares DB Commodity Index Tracking Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re:    PowerShares DB Commodity Index Tracking Fund**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-32726**

Dear Mr. Hill:

We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities